UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): April 27, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

<u>Item 7.01. Regulation FD Disclosure</u>

On April 27, 2010, Ashland Inc. will include the information contained in exhibits 99.1-99.18, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.17 is summary information concerning key metrics for Ashland's operating segments. The information contained in exhibit 99.18 is summary information concerning certain working capital components, expressed as a percentage of annualized sales for Ashland on a monthly basis for March 2010, as used for certain internal measurement purposes. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01. Financial Statements and Exhibits

    (d)   Exhibits

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3   Website date concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' sales

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12   Website data concerning Ashland Consumer Markets'(Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Distribution's average sales per shipping day

99.16   Website data concerning Ashland Distribution's sales

99.17   Website data concerning Ashland Distribution's gross profit

99.18   Website data concerning Ashland Inc.'s operating segment trade working capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


ASHLAND INC.

(Registrant)


April 27, 2010   /s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2   Website data concerning Ashland Aqualon Functional Ingredients' sales

99.3   Website date concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4   Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5   Website data concerning Ashland Hercules Water Technologies' sales

99.6   Website data concerning Ashland Hercules Water Technologies' gross profit

99.7   Website data concerning Ashland Performance Materials' average sales per shipping day

99.8   Website data concerning Ashland Performance Materials' sales

99.9   Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) sales

99.12   Website data concerning Ashland Consumer Markets'(Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Distribution's average sales per shipping day

99.16   Website data concerning Ashland Distribution's sales

99.17   Website data concerning Ashland Distribution's gross profit

99.18   Website data concerning Ashland Inc.'s operating segment trade working capital

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2006	**2007**	**2008**	**2009**	**2010**
January	2.951	2.851	3.208	2.864	3.743
February	3.445	4.005	4.093	3.616	3.387
March	3.172	3.465	4.945	4.112	4.240
April	4.025	4.050	4.048	3.125	
May	3.222	3.690	4.610	3.740	
June	3.967	4.686	5.558	4.197	
July	4.042	3.739	3.531	3.056	
August	3.129	3.748	4.715	3.768	
September	4.286	4.868	5.343	4.299	
October	3.101	3.164	3.125	3.055	
November	3.510	4.466	4.404	3.850	
December	3.966	4.560	3.817	3.289	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients sales)

Monthly Sales ($ in millions)*

	2006	2007	2008	2009	2010
January	62.0	62.7	70.6	60.1	74.9
February	68.9	80.1	86.0	72.3	67.7
March	73.0	76.2	98.9	90.5	97.5
April	76.5	81.0	89.1	65.6	
May	70.9	81.2	96.8	74.8	
June	87.3	98.4	116.7	92.3	
July	80.8	78.5	77.7	67.2	
August	72.0	86.2	99.0	79.1	
September	85.7	92.5	112.2	90.3	
October	68.2	72.8	71.9	67.2	
November	70.2	89.3	79.3	73.2	
December	75.3	86.6	80.1	69.1	

12 Month Rolling Average ($ in millions)*

	2006	2007	2008	2009	2010
January	67.5	74.3	82.8	89.0	76.4
February	67.8	75.2	83.3	87.8	76.0
March	68.8	75.5	85.2	87.1	76.6
April	68.8	76.7	87.1	85.2	
May	68.8	76.7	87.1	83.4	
June	69.9	77.7	88.7	81.3	
July	71.0	77.5	88.6	80.5	
August	71.8	78.7	89.7	78.8	
September	72.8	79.2	91.3	77.0	
October	72.7	79.6	91.2	76.6	
November	73.1	81.2	90.4	76.0	
December	74.2	82.1	89.9	75.1	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling sales average will continue to include pre-acquisition results through November 2009.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients volume in metric tons)

Metric Tons (in thousands)*

	2006	2007	2008	2009	2010
January	12.2	12.8	13.7	11.3	13.0
February	13.4	15.4	16.5	13.7	11.4
March	15.2	14.5	18.4	21.4	17.5
April	15.5	15.9	16.8	11.8	
May	14.6	16.2	18.0	13.4	
June	18.0	19.3	21.7	16.0	
July	16.7	16.0	15.1	12.2	
August	14.8	18.1	17.9	14.6	
September	17.5	18.7	20.2	15.2	
October	14.1	14.5	13.3	12.4	
November	14.6	18.3	15.2	12.8	
December	15.2	17.2	15.8	12.2	

12 Month Rolling Average (in thousands)*

	2006	2007	2008	2009	2010
January	14.8	15.2	16.5	16.7	14.1
February	14.8	15.4	16.6	16.4	13.9
March	14.9	15.3	16.9	16.7	13.6
April	14.8	15.5	17.1	16.3	
May	14.8	15.5	17.1	15.9	
June	14.9	15.6	17.3	15.4	
July	15.1	15.5	17.3	15.2	
August	15.1	15.8	17.2	14.9	
September	15.3	15.9	17.4	14.5	
October	15.1	15.9	17.3	14.4	
November	15.1	16.3	17.0	14.2	
December	15.2	16.4	16.9	13.9	

*NOTE: Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling average will continue to include pre-acquisition results through November 2009.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2006	2007	2008	2009	2010
January	1.554	3.038	3.351	7.014	7.320
February	1.679	3.064	3.403	7.206	7.106
March	1.475	2.797	3.613	6.422	6.967
April	1.938	3.299	3.767	6.945	
May	1.554	3.079	3.662	7.075	
June	1.912	3.193	4.022	6.959	
July	3.046	3.238	3.720	7.260	
August	2.793	4.209	3.251	7.203	
September	3.310	4.420	3.598	7.314	
October	2.677	3.077	3.090	6.737	
November	2.853	3.467	5.994	7.911	
December	3.297	3.445	6.640	6.895	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies sales)

Monthly Sales ($ in millions)*

	2006	2007	2008	2009	2010
January	32.6	66.8	73.7	147.3	146.4
February	33.6	61.3	71.5	144.1	142.1
March	33.9	61.5	72.3	141.3	160.2
April	36.8	66.0	82.9	145.8	
May	34.2	67.7	76.9	141.5	
June	42.1	67.1	84.5	148.8	
July	60.9	68.0	81.8	159.7	
August	64.2	96.8	68.3	151.3	
September	66.2	84.0	75.6	153.6	
October	58.9	70.8	71.1	148.2	
November	57.1	69.3	107.9	150.3	
December	62.6	65.4	139.4	144.8	

12 Month Rolling Average ($ in millions)*

	2006	2007	2008	2009	2010
January	33.2	51.4	71.0	89.9	148.1
February	33.5	53.8	71.8	96.0	147.9
March	33.5	56.1	72.7	101.8	149.4
April	33.8	58.5	74.1	107.0	
May	33.9	61.3	74.9	112.4	
June	34.6	63.4	76.3	117.7	
July	36.9	64.0	77.5	124.2	
August	39.3	66.7	75.1	131.1	
September	41.8	68.2	74.4	137.7	
October	44.0	69.1	74.4	144.2	
November	46.1	70.2	77.7	147.6	
December	48.6	70.4	83.8	148.1	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies gross profit)

3 Month Rolling Average (%)*

	2006	**2007**	**2008**	**2009**	**2010**
January	48.2	39.1	38.1	30.5	36.2
February	47.5	38.4	36.4	31.6	35.9
March	47.2	38.8	37.3	32.6	34.5
April	46.8	39.6	36.9	34.6	
May	46.6	39.6	37.8	36.3	
June	45.5	38.2	37.2	34.7	
July	42.3	39.3	37.1	35.7	
August	39.6	39.0	36.2	34.8	
September	38.4	39.7	32.9	36.7	
October	38.7	39.0	33.0	36.1	
November	39.9	39.8	31.5	36.0	
December	40.3	39.3	32.5	36.6	

12 Month Rolling Average (%)*

	2006	**2007**	**2008**	**2009**	**2010**
January	47.6	41.0	39.0	34.0	35.6
February	47.4	40.5	38.7	33.1	35.8
March	47.4	40.2	38.6	33.0	35.8
April	47.2	39.8	38.3	33.0	
May	47.2	39.4	38.3	33.2	
June	46.9	38.9	38.4	32.7	
July	45.7	39.2	37.8	33.2	
August	44.5	39.2	37.5	33.3	
September	43.7	39.2	36.7	33.9	
October	43.0	39.3	36.3	33.9	
November	42.4	39.2	35.3	34.7	
December	41.9	39.0	34.8	35.2	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. The calculated gross profit percentages for November and December of 2008 exclude the impact of purchase accounting inventory step-up adjustments. August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2006	**2007**	**2008**	**2009**	**2010**
January	5.258	6.061	6.040	4.403	4.901
February	5.816	5.593	6.446	4.042	4.856
March	5.200	5.965	6.494	3.896	4.746
April	6.156	6.637	6.552	3.966	
May	5.641	6.112	6.741	4.024	
June	5.845	6.313	6.612	4.176	
July	5.886	6.073	6.889	4.058	
August	5.501	6.642	6.254	3.822	
September	5.663	8.307	6.867	4.673	
October	6.083	5.968	6.074	4.505	
November	6.149	6.642	5.872	4.902	
December	5.800	5.318	3.738	3.764	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials sales)

Monthly Sales ($ in millions)*

	2006	2007	2008	2009	2010
January	110.4	133.3	132.9	92.5	98.0
February	116.3	111.6	135.4	80.8	97.1
March	119.6	131.2	129.9	85.7	109.1
April	117.0	132.7	144.2	83.3	
May	124.1	134.5	141.6	80.5	
June	128.6	132.6	138.9	91.8	
July	117.7	127.5	151.6	89.3	
August	126.5	152.8	131.3	80.3	
September	113.3	157.8	144.2	98.1	
October	132.8	137.3	139.7	99.1	
November	123.0	132.8	105.7	93.2	
December	110.2	101.0	78.5	79.0	

12 Month Rolling Average ($ in millions)*

	2006	2007	2008	2009	2010
January	118.4	121.9	132.1	127.8	88.3
February	118.8	121.5	134.0	123.2	89.6
March	118.5	122.4	133.9	119.6	91.6
April	117.8	123.8	134.9	114.5	
May	117.3	124.6	135.5	109.4	
June	117.4	125.0	136.0	105.5	
July	118.1	125.8	138.0	100.3	
August	118.5	128.0	136.2	96.0	
September	118.8	131.7	135.1	92.2	
October	119.4	132.1	135.3	88.8	
November	119.6	132.9	133.0	87.8	
December	120.0	132.1	131.1	87.8	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

	2006	2007	2008	2009	2010
January	21.3	20.5	17.3	17.1	16.5
February	22.2	19.7	17.1	17.9	16.2
March	22.9	20.5	18.1	19.5	16.5
April	23.4	21.0	18.5	19.0	
May	24.2	21.4	18.1	18.0	
June	25.0	21.9	17.5	16.9	
July	24.6	21.2	16.1	17.4	
August	22.8	20.1	14.6	17.0	
September	20.3	18.1	14.6	16.0	
October	20.4	18.4	14.8	16.7	
November	20.8	18.7	16.1	17.8	
December	21.1	18.2	15.9	18.4	

12 Month Rolling Average (%)*

	2006	2007	2008	2009	2010
January	21.8	22.2	19.4	16.6	17.4
February	21.9	21.9	19.4	16.5	17.2
March	22.1	21.7	19.1	16.6	16.9
April	22.3	21.6	18.9	16.5	
May	22.5	21.2	18.5	16.3	
June	22.8	21.0	18.0	16.4	
July	22.8	20.8	17.6	16.8	
August	22.5	20.5	17.1	17.1	
September	22.5	20.3	17.0	17.0	
October	22.4	20.2	16.7	17.5	
November	22.5	20.0	16.5	17.7	
December	22.3	19.6	16.6	17.7	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2006	**2007**	**2008**	**2009**	**2010**
January	23.9	24.1	25.3	27.6	31.1
February	25.1	21.5	25.7	27.6	28.8
March	24.1	24.3	26.0	31.3	29.2
April	23.3	24.0	23.0	27.7	
May	21.8	26.3	26.3	28.4	
June	22.2	23.2	25.6	30.4	
July	22.5	22.2	23.6	27.2	
August	23.3	24.8	27.6	27.4	
September	20.9	23.9	27.5	26.7	
October	21.7	23.6	26.9	28.1	
November	20.5	23.4	27.0	26.4	
December	22.6	21.8	27.4	30.0	

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) sales)

Monthly Sales ($ in millions)*

	2006	**2007**	**2008**	**2009**	**2010**
January	113.1	122.8	135.7	128.6	129.0
February	109.1	122.3	127.4	127.3	133.9
March	130.6	137.3	137.5	151.6	167.3
April	116.8	135.2	154.1	144.4	
May	126.8	133.2	130.8	133.9	
June	122.9	139.1	143.0	162.6	
July	116.3	129.1	150.9	145.6	
August	128.3	131.6	147.8	141.8	
September	134.6	123.5	155.1	126.7	
October	130.3	141.2	143.9	144.2	
November	114.6	129.6	119.5	124.8	
December	106.6	109.5	124.1	131.2	

12 Month Rolling Average ($ in millions)*

	2006	**2007**	**2008**	**2009**	**2010**
January	111.4	121.6	130.6	138.5	138.6
February	111.7	122.7	131.0	138.5	139.1
March	113.0	123.3	131.0	139.7	140.5
April	112.9	124.8	132.6	138.9	
May	113.6	125.4	132.4	139.2	
June	114.1	126.7	132.7	140.8	
July	114.8	127.8	134.6	140.4	
August	115.8	128.0	135.9	139.9	
September	117.4	127.1	138.5	137.5	
October	119.5	128.0	138.8	137.5	
November	120.2	129.3	137.9	138.0	
December	120.8	129.5	139.1	138.6	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) gross profit)

3 Month Rolling Average (%)*

	2006	2007	2008	2009	2010
January	21.4	24.5	24.2	23.6	33.1
February	21.6	25.1	24.0	29.1	32.4
March	22.0	25.6	24.4	32.2	33.0
April	21.4	25.1	24.6	36.5	
May	20.4	25.3	24.6	36.2	
June	20.2	25.1	23.9	37.5	
July	19.6	25.9	21.8	37.2	
August	19.0	25.5	19.5	36.8	
September	16.0	24.6	19.2	35.5	
October	17.9	24.3	20.1	34.4	
November	19.7	24.6	21.1	33.6	
December	23.8	24.7	21.8	33.9	

12 Month Rolling Average (%)*

	2006	2007	2008	2009	2010
January	25.1	20.7	24.9	22.4	35.4
February	24.7	21.0	24.9	23.4	34.9
March	23.9	21.4	24.7	24.2	35.0
April	23.2	21.7	24.8	25.5	
May	22.6	22.3	24.7	26.4	
June	22.4	22.6	24.4	27.7	
July	21.7	23.3	23.7	29.5	
August	20.9	23.9	23.1	31.0	
September	19.9	24.8	23.0	32.0	
October	20.0	25.0	22.6	33.3	
November	20.1	25.1	22.2	34.1	
December	20.4	25.0	22.3	34.8	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) lubricant sales gallons)

3 Month Rolling Average (in millions)*

	2006	**2007**	**2008**	**2009**	**2010**
January	13.1	12.3	13.2	10.6	12.9
February	13.2	12.7	13.1	11.2	13.3
March	14.7	13.9	14.0	12.6	14.6
April	15.0	14.5	14.7	13.7	
May	15.6	14.8	14.6	14.3	
June	15.0	14.5	14.6	15.2	
July	14.7	15.0	14.0	15.4	
August	14.4	14.9	14.4	15.7	
September	13.7	14.4	14.5	14.1	
October	14.0	14.0	13.6	14.0	
November	13.2	13.8	12.3	13.2	
December	12.8	13.3	11.0	13.4	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)*

	2006	**2007**	**2008**	**2009**	**2010**
January	11.4	11.5	12.4	13.2	13.9
February	11.4	11.6	12.4	13.3	13.9
March	11.4	11.7	12.4	13.4	14.0
April	11.3	11.7	12.5	13.4	
May	11.3	11.8	12.6	13.5	
June	11.3	11.9	12.5	13.5	
July	11.3	12.0	12.7	13.6	
August	11.2	12.2	12.7	13.6	
September	11.3	12.2	12.8	13.7	
October	11.3	12.3	12.9	13.9	
November	11.3	12.4	13.0	13.9	
December	11.4	12.4	13.1	13.9	

*NOTE: 60 VIOC stores transferred to Marathon on June 30, 2005, have been excluded from this data.

Exhibit 99.15
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2006	2007	2008	2009	2010
January	15.959	15.445	17.177	12.065	13.590
February	16.412	16.333	16.794	10.847	13.008
March	15.910	15.520	17.574	10.339	14.117
April	17.034	16.592	17.319	10.825	
May	16.459	15.905	17.809	11.268	
June	16.552	16.377	18.863	11.160	
July	16.194	15.948	18.018	11.506	
August	15.925	16.762	17.994	11.744	
September	16.695	17.328	17.958	12.938	
October	16.000	16.109	16.188	12.181	
November	16.537	17.169	14.765	12.588	
December	13.963	14.506	10.232	10.566	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.16
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution sales)

Monthly Sales ($ in millions)*

	2006	2007	2008	2009	2010
January	335	340	378	253	272
February	328	327	353	217	260
March	366	341	351	227	325
April	324	332	381	227	
May	362	350	374	225	
June	364	344	396	246	
July	324	335	396	253	
August	366	386	378	247	
September	334	329	377	271	
October	352	371	372	268	
November	331	343	266	239	
December	265	276	215	222	

12 Month Rolling Average ($ in millions)*

	2006	2007	2008	2009	2010
January	326	338	343	343	243
February	328	338	345	331	247
March	330	336	346	321	255
April	329	337	350	308	
May	332	336	352	296	
June	335	334	356	283	
July	337	335	361	271	
August	340	336	361	260	
September	339	336	365	252	
October	341	338	365	243	
November	341	339	358	241	
December	338	340	353	241	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.17
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution gross profit)

3 Month Rolling Average (%)*

	2006	2007	2008	2009	2010
January	10.1	8.8	7.6	10.8	9.6
February	9.4	8.7	7.2	10.8	9.4
March	9.6	9.0	7.7	12.8	9.3
April	9.7	8.1	7.6	12.3	
May	9.8	7.3	7.6	11.9	
June	9.3	7.1	7.8	10.1	
July	9.1	7.3	7.6	10.1	
August	8.8	7.8	7.7	9.8	
September	8.8	7.0	8.1	8.8	
October	8.9	6.9	8.1	8.4	
November	9.0	7.2	8.5	8.7	
December	8.6	7.5	8.6	9.2	

12 Month Rolling Average (%)*

	2006	2007	2008	2009	2010
January	9.8	9.1	7.5	8.4	10.0
February	9.8	9.1	7.4	8.4	9.9
March	9.8	8.9	7.3	9.0	9.3
April	9.7	8.7	7.4	9.1	
May	9.7	8.4	7.5	9.3	
June	9.6	8.4	7.5	9.6	
July	9.5	8.3	7.4	9.9	
August	9.5	8.2	7.4	10.0	
September	9.5	7.9	7.8	10.0	
October	9.4	7.7	7.7	10.2	
November	9.2	7.7	7.7	10.2	
December	9.1	7.6	8.0	10.2	

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. Distribution's gross profit as a percentage of sales for the three months ended March 31, 2009 and 2008 include a LIFO quantity credit of $11 million and $4 million, respectively.

Exhibit 99.18
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Inc. operating segment trade working capital)

% of Annualized Sales[#]
 Monthly Actual %

	2007	2008	2009	2010
January		17.0 *	16.9	14.0
February		16.7 *	16.9	13.7
March		15.6 *	16.3	12.3
April		15.5 *	15.9	
May		15.1 *	16.0	
June		15.2 *	14.9	
July		14.6 *	14.4	
August		14.5 *	13.9	
September		13.7 *	12.7	
October	16.3 *	13.3 *	13.2	
November	16.6 *	14.1	13.6	
December	17.1 *	16.2	14.1	

NOTE: Ashland's fiscal 2010 operating segment trade working capital target is a 13 month average of 14.9%.

* Data has been adjusted to include the historical Hercules businesses, preceding its purchase in November 2008.

[#] Selected Working Capital Components - March 31, 2010

Unaudited Data
($ in millions)

	Operating segments (a)	Other components (b)	Total
Accounts receivable (c)	1,461	33	1,494
Inventories (d)	719	(138)	581
(Less) Trade and other payables	(1,076)	(420)	(1,496)
Net	1,104	(525)	579

(a) Represents amounts considered in internal performance metrics applicable to most employees.

(b) Amount relates primarily to items within Corporate reporting segments.

(c) Accounts receivable is shown net of allowances for doubtful accounts.

(d) Operating segment amount excludes LIFO reserve, which is presented under other components.